FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK Quarter 1 profits up 15%

London, 29 April 2010

This statement provides a summary of the unaudited business and financial trends for the three months to 31 March 2010. Unless otherwise stated, references to Santander UK  and other general statements refer to the trading1 results and business flow analysis of the combined businesses of Santander UK plc and Alliance & Leicester ("A&L") compared to the same period in 2009.

The results of Banco Santander, S.A. ("Banco Santander") for the three months to 31 March 2010 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

Key Highlights

•   Trading profit before tax up over 15% with c. 8% revenue growth.
•   Cost-to-income ratio improved again to below 39%, keeping Santander UK ‘best in class’ compared to our UK peers.2
•   Loan to deposit funding ratio improved by more than 10 per cent to 125% 3 (Q1’09: 136%, Q1’08:172%).
•   Further growth in lending for residential mortgages and to small and medium-sized enterprises (“SMEs”):
 o   mortgage gross lending of £5.7bn - an estimated gross market share of 20%; and
 o   lending to SMEs 4 up over 18% on Q1’09.
•   Net commercial 5 deposit flows of £3.0bn, underpinned by strong contributions from Retail, Corporate and Private Banking customers, including:
 o   bank account balances up 12%, with over 276,000 new accounts opened; and
 o   over 340,000 new ISA’s opened during the cross-tax year.
•   Investments and Pensions new business of £0.9bn, up 5%, with balances up 34%.
•   Rebranding of Abbey and the Bradford & Bingley (“B&B”) savings business as Santander completed as planned in January 2010, providing customers with access to more than 1,000 branches.
•   Following launch in early January, our loyalty strategy has already delivered c.100,000 Zero current account openings.
•   Integration and rebranding of A&L on track to be completed by the end of 2010, giving all customers access to 1,300 Santander branches.

António Horta-Osorio, Chief Executive, Santander UK plc, said:

"Our first quarter performance shows that our business model continues to deliver improved performance, increased market share and sustained profit growth.  We are continuing to share the benefits of being the most efficient UK bank with our customers, offering better value for money products rewarding their loyalty through innovations like our Zero Current Account.

“The success of our rebranding is clearly demonstrated by further growth in mortgage lending and customer deposits.  We have also shown the strength of our SME proposition where we increased lending by over 18 per cent, up from lending growth of 16 per cent in 2009, showing our commitment to this essential sector of the UK economy.”

Q1 Business Review

Revenue and profit were ahead of the first quarter of last year, benefiting from strong business generation and retention, combined with effective margin management.  This has been balanced against prudent and sensible lending and good management of our costs.  Our cost-to-income ratio has improved again, to less than 39% moving Santander UK further ahead of our UK peers.

We are continuing to build our loyalty strategy to reward our existing 25 million customers.  Since 1 January 2010 we have:

•   opened c.100,000 Santander Zero Current Accounts.  These are available to customers with a mortgage or investment products with Santander UK, and who have their primary current account with us;
•   made all 4,300 Santander ATMs in Spain free to use for all of Santander UK’s bank account customers;
•   waived the 3 per cent balance transfer fee on the Zero Credit Card for all existing customers with a mortgage or a current account with Santander UK or A&L; and
•   waived booking fees on mortgages for primary current account holders.

At the same time, we continue to be a consistent residential mortgage lender in the UK, with an estimated gross lending market share of 20%.

We have also made good progress in growing our SME and corporate banking business to build from our modest market share of 3%.  We have increased lending to SMEs by over 18% on the same period last year and continue to broaden our SME customer base through our 20 regional corporate banking centres.

Our focus on commercial deposits continues with net deposit inflows of £3.0bn across the Retail, Corporate and Private Banking businesses. In particular, we saw unprecedented demand for our market-leading cash ISA with nearly three times as many account openings in March than the same month last year.

Global Banking & Markets delivered a robust performance, as customer revenues continued to increase and profits from the global model for wholesale business continued to be developed.

Integration

The integration of A&L is on track and we expect to complete the transfer of A&L’s branches and customers onto Partenon, Santander’s IT system, by the fourth quarter of 2010. We remain on target to deliver the specified £180m of cost savings by 2011, having achieved over 65% already.

In March we announced our intention to transfer A&L’s business to Santander UK plc later this year under a scheme allowed by Part VII of the Financial Services and Markets Act 2000.  This transfer is subject to FSA support and Court approvals and is expected to be completed in quarter 2.

Financial results

Trading income

Trading income growth of c.8%, with all business divisions reporting strong performances.

Net interest income was ahead compared to Q1’09 reflecting:
•   an effective management of deposit related income in the low interest rate environment, partly offsetting the impact of strong competition. Lending-related income grew strongly, driven by management of both new business and retention asset margins;
•   robust balance sheet growth in Retail Banking, including 14% growth in bank account liability; and
•   continued strong asset and deposit growth in Corporate Banking, and deposit acquisition in Private Banking through the Cater Allen and Abbey International businesses, driving an uplift in net interest income in these businesses.

Non-interest income was down on Q1’09, as pressure on fees remained, consistent with the rest of the UK market. In particular, fees have been impacted by a reduction in the volume of mortgage redemptions, and lower unsecured lending resulting in a decline in insurance commissions. Robust earnings in Santander Global Banking & Markets as customer revenues continued to increase and profits from the global model for wholesale business continued to be developed.

Trading expenses

Trading expenses were 1% lower compared to the same period last year. Decreases in costs due to the integration of A&L and B&B were partially offset by investment in growth initiatives in Corporate Banking and Santander Global Banking & Markets.

Trading provisions

Provision charges increased relative to the last quarter, primarily driven by a higher mortgage charge.

Notwithstanding this, the mortgage portfolio performed better than expected in the first quarter. The mortgage NPL ratio was only slightly higher at 1.43% (Q4’09: 1.37%), and early arrears remained broadly stable, as did the proportion of repossession cases making a loss and the average loss per case. Properties in possession (“PIP”) represented 0.05% of stock, unchanged from Q4’09 and lower than the same point last year, and compared to the latest CML averages of 0.14% (Dec’09).

A conservative level of coverage continued to be maintained across all portfolios, with mortgage coverage increasing to 22% compared to 21% in Q4’09, which, given the high quality residential portfolio and the flattening in arrears levels, improved our balance sheet strength.

Key ratios relative to the previous quarters.

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1
	2009	2009	2009	2009	2010
Santander UK (mortgages only)

NPL (by volume) 3 month plus % of asset	1.13%	1.34%	1.34%	1.37%	1.43%

PIP % of asset	0.07%	0.06%	0.06%	0.05%	0.05%

Secured coverage	22%	22%	22%	21%	22%

New business LTV	59%	59%	61%	64%	61%

Stock LTV indexed	52%	53%	53%	52%	52%

CML (mortgages only)

NPL (by volume) 3 month plus % of asset	2.39%	2.43%	2.40%	2.38%	n/a*

PIP % of asset	0.23%	0.19%	0.16%	0.14%	n/a*

* CML March 2010 data not available at time of reporting

Business flows

Main highlights for the three months to 31 March 2010 (compared to the same period of 2009 unless otherwise stated).

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 1 10
	2009	2009	2009	2009	2010	vs Qtr 1 09

Gross mortgage lending (£bn)	5.2	5.6	8.2	7.4	5.7	9%

Capital repayments (£bn)	4.4	4.4	5.1	4.9	4.3	(4%)

Net mortgage lending (£bn)	0.8	1.2	3.1	2.5	1.4	80%

Stock (£bn)	160.0	161.2	164.3	166.8	168.3	5%

Market share – gross lending	15.0%	17.0%	20.5%	19.8%	20.0%	5%

Market share – capital repayments	12.9%	14.0%	14.4%	14.6%	15.3%	2%

Total gross UPL lending (£bn)	0.4	0.4	0.4	0.3	0.4	(16%)

SME lending - Stock (£bn)	5.9	6.2	6.5	6.7	7.0	18%

Market share SME lending - Stock (%)	2.4%	2.7%	2.8%	2.9%	3.0%	1%

Total commercial5 asset stock (£bn)	184.0	184.3	187.6	189.9	191.3	4%

Commercial5 net deposit flows (£bn)	0.9	4.0	6.4	3.6	3.0	240%

Investment sales – API (£bn)	0.9	0.9	0.8	0.8	0.9	5%

Total commercial5 liability stock (£bn)	129.8	133.8	140.2	143.9	146.9	13%

Market Share - Bank Account Stock	8.5%	8.7%	8.8%	8.9%	8.9%	0.4%

Bank account openings (000's)	267	255	295	276	276% (6)	3%%

Credit card sales (000's)	81	102	128	77	117	45%

Highlights include:

• funding jaws of 9% driven by commercial deposit growth of 13% to £146.9bn improving the commercial loan to deposit funding ratio to 125%(3), with commercial loans of £191.3bn up 4%;
• gross mortgage lending of £5.7bn, with an estimated market share of 20% (Q1’09: 15.0%). Lending continued to focus on affordability and lower LTV segments. The average LTV on new business in Q1’10 decreased slightly to 61% compared with 64% in Q4’09. The indexed stock LTV remained broadly flat at the low 50’s level;
• capital repayments of £4.3bn, were lower than the level of repayments seen in Q1’09, with retention activity continuing to focus on the competitive low LTV segments;
• net mortgage lending of £1.4bn, as the bank continued to be a consistent lender;
• total new UPL lending decreased by 16%, continuing the trend of last year with a continued focus on lending to existing customers. Balances were down £1.2bn, or 23%;
• in the first three months of the year Santander UK has continued to increase its lending to the UK SME market through its network of Corporate Business Centres and has grown its lending balances by over 18%. In addition, it has widened its product offering following the purchase, and subsequent investment in Santander Invoice Finance and the restructure of its Asset Finance business, which now offers products specifically aimed towards its SME relationship customers;
• net commercial deposit inflows of £3.0bn (Q1’09: £0.9bn) were underpinned by strong flows across Retail, Private and Corporate Banking as Santander continues to focus on commercial deposits.  Our market-leading cash ISA account had nearly three times as many account openings in March as the same month last year;
• 14% increase in bank account balances compared to the same point last year, and investment balances up 34%. The business continues to offer value for money products targeting existing loyal customers, including the Santander Zero Current Account, of which c. 100,000 accounts have been opened since launch; and
• credit card sales up 45%, partly due to successful campaigns such as waiving the 3% balance transfer fee on Zero Credit Card for existing customers.

1
Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8.  It is calculated by adjusting statutory profit before tax for reorganisation and other costs, hedging and other variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2009 Annual Report.

2	For our internal review we compare to the PFS segments of Royal Bank of Scotland, Lloyds Banking Group and Barclays

3	Includes Equity of £6.6bn

4	Excludes rundown balances

5	Includes Retail and Corporate

6	Excluding openings of Zero current accounts

Santander UK plc & Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N).  Founded in 1857, Santander has more than 90 million customers and 14,000 branches.  It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Santander UK and Alliance & Leicester plc) and in Portugal.  Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy and Spain, among other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.  Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements.  Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission.  Such forward-looking statements are found in various places throughout this press release.  Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  Factors that may affect the Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2009.  A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2009. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Jonathan Burgess	(Investor Relations)	020 7756 4182
Israel Santos	(Investor Relations)	020 7756 4275

For more information contact:                                     ir@santander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 April 2010	By / s / Jessica Petrie (Authorised Signatory)